

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

September 7, 2021

Donald G. Basile
Co-Chief Executive Officer
Roman DBDR Tech Acquisition Corp.
2877 Paradise Rd. #702
Las Vegas, NV 89109

> **Re: Roman DBDR Tech Acquisition Corp.**
> **Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A**
> **Filed August 18, 2021**
> **File No. 001-39687**

Dear Dr. Basile:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A

Projected Financial Information, page xxxv

1. We acknowledge your response to our prior comment 10 from our August 10, 2021 letter. Given the nascent state of the cryptocurrency environment - in particular regarding its use in eGaming, warranty and insurance - the fact that you have not yet launched the Arculus platform and the materiality of the Arculus platform on projections in 2023-2025, its is not clear there is a reasonable basis for your longer term projections. Refer to Regulation S-X, Item 10(b). Please provide to us further analysis supporting your projections in these areas beyond two years. Alternatively, revise your projected financial disclosures in your next amendment to limit the period included your forecast to 2021-2022 and remove outward projections in 2023-2025.

Summary of CompoSecure's Business, page 151

2. We note your response to our prior comment 11 and reissue in part. Please refer to your

description of the partnering arrangements with Simplex and Changelly and explain in more detail how your products and services will interact with these third parties to facilitate trading of digital assets. In this regard, we note that you refer generally to CompoSecure gaining "access to services offered on Changelly's website for exchanging Cryptocurrency." Similarly, you include a general description of services under the Simplex Agreement. In this regard, please explain what you mean by Simplex's services functioning "as an intermediate layer between the end user customers and Simplex's Cryptocurrency liquidity partners." For each of the two partnership agreements, provide a specific description of a single trade from beginning to end, describing each step and parties or entities involved in each particular step of the transaction.

General

3.   We note your response to our prior comment 3 and reissue in part. Please provide us with detailed legal analysis of why you believe the voting agreement between you and certain equity holders of CompoSecure is not material to investors' understanding of the merger transaction. In the alternative, please include it in the proxy statement.

         We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         You may contact Rolf Sundwall at 202-551-3105 or David Irving at 202-551-3321 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya Aldave at 202-551-3601 or Justin Dobbie at 202-551-3469 with any other questions.

                                                              Sincerely,

                                                              Division of Corporation Finance
                                                              Office of Finance

cc: Anthony J. McCusker, Esq.